UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2006

Commission File Number 000-29938

Pacific Internet Limited
(Translation of registrant's name into English)

89 Science Park Drive, #01-07
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated February 14, 2006
  Management's discussion and analysis for the quarter and year ended December 31, 2005
  The Company's unaudited financial statements for the quarter and year ended December 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 14, 2006	PACIFIC INTERNET LIMITED
	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

Media Release

The financial statement amounts in this report are in conformity with US GAAP. For convenience, the company's functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.6628 to US$1.00. [Conversion rate as at December 31, 2005 from the Federal Reserve Bank of New York]

Pacific Internet reports 16th consecutive Quarter of Net Income Driven mainly by 32% Corporate Business Growth

SINGAPORE, February 14, 2006 -- Pacific Internet Limited (NASDAQ: PCNTF), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, today reported its 16th consecutive quarter of net income for the period ended December 31, 2005.

Fourth quarter net income was US$2.6 million (or 19 cents per diluted share) while revenues were US$27.3 million. Net income for the full year was US$6.5 million (or 49 cents per diluted share) on revenues of US$102.5 million. The Group also continued its growth in the corporate business with a 32.1% year-on-year revenue growth in the fourth quarter and 15.5% for the full year.

Third Quarter 2005 Financial Results

Table I: Summary of Quarterly Financial Results

Table II: Summary of Year-to-Date Financial Results

Table III: Customer Base (In Nos.)

Note: Total customer base reduction of 20% was due mainly to consumer subscriber decline. Corporate subscriber base continues to grow in line with the Group's focus in the corporate business segment.

Revenues

Revenues for the fourth quarter increased 6.8% to US$27.3 million, compared to US$25.6 million a year ago. Quarter-on-quarter, revenues grew by 9.6%. Full year revenues improved 0.4% to US$102.5 million.

This improvement was achieved on the back of the Group's continued focus on the higher-margin corporate business, stronger take-up of its value-added services (VAS), and continuing growth in the broadband segment.

The Group's corporate business revenue grew to US$69.5 million in 2005, up 15.5% from 2004. This contributed 67.8% of total annual revenues, compared to 59.0% in 2004.

In terms of products, broadband access remained the key revenue driver for the Group in 2005, accounting for 49.7% of its total revenues.

Fourth quarter broadband revenues grew by 5.0% year-on-year and 2.3% over the last quarter, to reach US$13.1 million. Full year broadband access revenue improved 5.7% to US$50.9 million. Corporate broadband access revenue grew 16.7% year-on-year, contributing 69.5% to total broadband access revenue.

VAS revenues more than doubled to US$5.9 million in the fourth quarter compared to the same quarter last year. Compared to the previous quarter, VAS revenue grew by 81.5%. The highest revenue growth for the Group in 2005 was VAS, which recorded a 38.1% growth to reach US$15.3 million for the full year. VAS revenue from the corporate business segment grew 49.8% year-on-year to constitute 90% of total VAS revenue.

Fourth quarter leased line revenues were US$3.6 million, a 14.6% growth year-on-year, and an improvement of 8.9% when compared to the previous quarter. Leased line revenue increased by 4.5% to US$13.2 million for the full year.

Operating Costs and Expenses

Gross margin for 2005 dropped from 55.1% to 52.9% primarily due to lower average revenue per user (ARPU) due to competitive pricing pressure, and the lower-margin voice revenue from T3 Communications in Australia. The Group will continue to enhance operational efficiencies as part of its cost management measures.

Cost of sales for the year was US$48.3 million, a 5.3% increase over the previous year. However, total operating expenses (excluding cost of sales) were contained at US$48.1 million, reflecting a decrease of 1.8% year-on-year. Sales and marketing expenses, which comprised largely of advertising and promotion expenses, were lower by 11.3% at US$2.9 million. Other general and administrative expenses were reduced by 1.3% to US$9.2 million for the year. Allowance for doubtful accounts receivable for the year was lowered by 1.2% to US$0.9 million.

Strong cash position

The Group's cash position remained strong with cash and bank balances of US$35.8 million. Cash generated by operating activities for 2005 was US$10.5 million, of which US$9.6 million was used in investing activities, primarily for the acquisition of fixed assets and intangible assets. Another US$53,000 was generated from financing activities. Net cash surplus as at December 31,2005, was US$1.0 million.

Consistent performance

"Despite pricing pressures and intense competition, the Group has consistently delivered revenue and net income growth in the past 16 quarters. We have maintained a strong cash position, which gives us the financial flexibility to capitalize on opportunities in today's fast-changing world of technology convergences. In 2006, we will identify and make strategic investments in acquisitions, partnerships, new disruptive technologies and people to increase market share and extend our footprint in the region," said Mr. Bien Kiat Tan, Chairman, Pacific Internet.

Fourth Quarter Investment & Strategic Alliances

  Entered the China market through a joint venture with Chinabased Internet services provider, Zhong Ren Telecom. The joint venture will broaden the Group's geographical coverage and tap the market potential in China by offering connectivity solutions to China-based and multinational enterprises operating in the region;
  Acquired T3 Communications, a voice-focused communications company in Australia. This will provide the Group with added capabilities to strengthen its voice business and add value to its SMB business in Australia.
  Established partnership with Skype, a pioneer in global Internet communications, in Singapore to offer co-branded low-cost voice services. This is part of the Group's plans to offer more value-added services centered on applications and content. There are options for the Group to explore similar partnership in other countries.
  Launched one of Hong Kong's first integrated business connectivity and security solutions through a strategic partnership with Cisco Systems.

"Through these and other growth initiatives in 2005, we're laying the groundwork to seize opportunities offered by IP convergence and other technological developments this year. There are some opportunities in expanding our geographic coverage and in exciting spaces created by disruptive technologies. We will be moving into these areas quickly. I am completing the review of the operations and plan to identify spaces together with the management, to steer the company to a stronger growth path," said Mr. Teck Moh Phey, President and Chief Executive Officer, Pacific Internet.

Conference Call and WebCast

The Management will host a conference call to discuss the results:
US Eastern Time:	February 14, 2006 @ 8.30 a.m.
Singapore Time:	February 14, 2006 @ 9.30 p.m.
Dial in number:	Within US: 800-289-0494 (toll-free) International: +1-913-981-5520
Replay telephone nos.are:	US & Canada: 888-203-1112 (toll-free) International: +1-719-457-0820
(The pass code for the "live" call and the replay is 1148790)

The call will also be webcast "live" at the following website: www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at www.pacnet.com/investor/.

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Investor/Analyst Contact	US Media/Analyst Contact

Manisha Singh
Investor Relations
Pacific Internet Limited
Mobile: (65) 9362 9044
investor@pacific.net.sg

Media Contact
Adeline Tan / Mervin Wang
Corporate Communications
Pacific Internet Limited
Mobile : (65) 9745 6345 / (65) 9798 6077
tan.adeline@pacific.net.sg / mervin.wang@pacific.net.sg

Alan Katz Cubitt Jacobs & Prosek Office: (212) 279 3115 (ext 211) alan@cjpcom.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995," some of these may be identified by the use of words such as "seek," "expect," "anticipate," "estimate," "believe," "intend," "project," "plan," "strategy," "forecast" and similar expressions or future or conditional verbs such as "will," "would," "should," "could," "may" and "might." The Group has made forward-looking statements with respect to the following, among others:

  Projected capital expenditures, expansion plans and liquidity;
  Development and growth of additional revenue sources;
  Development and maintenance of profitable pricing programs; and
  Outcome of potential litigation.
These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis for
The Quarter and Year Ended December 31, 2005

Basis of Presentation

The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

1. Business Overview

PacNet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. It provides integrated data, voice and video services to businesses and individuals across seven countries Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet Service Providers in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has a total customer base of 376,716.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband, leased lines and value-added services like VPN (virtual private network), managed security, hosting, international roaming, voice and collaboration services, email outsourcing and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence ("POP") in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

We aspire to capitalize on the advantages from comprehensive regional network as well as derive synergy between domestic and overseas operations to execute our international strategy. We also aim to become a world-class Internet service provider in the telecom space, through continuous management system reforms in the areas of finance, operations, and customer services.

PacNet's goal is to to be the leading Business Communications Service Provider recognized for delivering value and quality solutions beyond customer expectations and leverage on its regional presence by:

  Value added services & differentiation: continue to foster the introduction of new content, value-added services such as VOIP, applications and devices that will increase demand for our broadband services and enrich the on-line experience of our customers;

  Transition or reinvention towards converged IP services: visionary approach which keeps us firmly at the forefront of converged communications;

  Strong regional connectivity solutions: persistent focus on an evolving comprehensive roadmap that helps us deliver stronger IP communications solutions to enterprises today and in the future;
  Pacific Internet's regional connectivity solutions include IP VPN (high performance Internet Protocol Virtual Private Network services) and global roaming services, which is a fully managed solution that supports unlimited solutions over IP.

  Provision of a suite of secure access & managed network solutions to enterprises: integrated network security solutions comprising of managed firewall & virus and spam protections;

  Customer delight: provide reliable customer experience and delight and work towards being the service provider of choice for domestic and international businesses throughout Asia and beyond;

  Reinforce brand promise: seek to further align our branding strategy across our products and service regions and centralize our brand management functions to promote a unified brand image;

  Focus on high growth areas: areas such as broadband, including gaining access to a variety of broadband infrastructures;

  Regional integration: continue to integrate our operations & realize synergies exploiting our regional network coverage to provide one-stop service to regional corporate customers.

2. Discussion of Results of Operations

The Group ended 2005 with total net revenues of S$170.4 million (US$102.5 million), grew by 0.4% from last year or S$0.7 million (US$0.4 million).

Total net revenues for the quarter was S$45.5 million (US$27.3 million), representing year-on-year increase of 6.8% or S$2.9 million (US$1.7 million) and quarter-on-quarter increase of 9.6% or S$4.0 million (US$2.4 million).

The higher revenue was mainly contributed by the increase in value added services , broadband and lease line revenues offset by decline in dial up access and other revenues. Significant contribution was from the broadband business and increasingly value added services . This is mainly due to the migration of the dial-up customers to higher-speed access i.e. broadband and significant incremental revenue contribution during the quarter on account of T3's acquisition (Details narrated in the segmental revenue analysis).

The Group achieved a full year profit of S$10.8 million (US$6.5 million).

Net Profit for the fourth quarter at S$4.3 million (US$2.6 million), grew by 23.3% year-on-year and 103.5% compared to last quarter. The strong quarter-on-quarter growth of approximately double the last quarter was mainly due to higher other income (Details narrated in Section 2.2.7 on other income) and effective cost management.

As of December 31,2005, the Group held cash and bank balances of S$59.6 million (US$ 35.8 million).

Following is a detailed discussion on the quarter and year-end's operating and financial performance:

2.1 Revenue & Segmental Revenue Analysis:

In this quarter, highest revenue growth is witnessed in value added services along with that in corporate business broadband and leased line services.

This trend particularly evident in Hong Kong and Australia with strong growth in the corporate subscriber base.

This is a result of the strong value proposition to businesses of higher speed broadband services at affordable prices. Revenue contribution on account of value added services has been significant as we focus on providing high-end value-added services to large companies, small and medium-sized enterprises, internationally oriented businesses and high-end residential communities.

Over the years, we have built a network infrastructure that enables us to target major cities, which have high demand and growth potential for telecommunications services.

To retain our existing customers and gain new customers, we intend to continue to enhance our network quality and customer service, strengthen our sales efforts through further customer segmentation and broaden our sales channels. To maximize revenue per customer, we intend to develop and roll out more value-added services and focus on cross-selling existing and new services to our existing customers.

2.1.1 Value-Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web hosting, anti-virus solutions, wireless access, data services, E-commerce and voice services etc.

Value-Added Services revenue at S$25.4 million (US$15.3 million) for the year, exhibited the highest growth amongst all revenue streams, representing growth of 38.1%, compared to last year. The year-on-year increase in revenue was mainly from other services such as wireless access and voice services.

For the quarter, revenue was S$9.8 million (US$5.9 million), registering a year-on-year and quarter-on-quarter growth of more than 100% (~110.5%) and 81.5% respectively. The result was primarily due to T3's contribution from its voice revenue, which was accounted for from October 2005 onwards.

The Group ended the quarter with 23,956 subscribers, registering for value added services; with a phenomenal year-on-year and quarter-on-quarter growth of 78% and 56% respectively.

2.1.2 Broadband Access

Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in six countries Singapore, Hong Kong, Australia, the Philippines, Malaysia and Thailand .

Broadband access revenue for the year was S$84.6 million (US$50.9 million), accounting for the highest contribution at 49.7% of total revenues. Contribution of total revenues increased from 47.2% a year ago at S$80.1 million (US$48.2 million). Broadband access revenues for the year grew by 5.7% or S$4.5 million (US$2.7 million). Based on past trends, broadband remained to be a key revenue driver.

For the quarter, revenue was S$21.7 million (US$13.1 million), registering a year-on-year and quarter-on-quarter growth of 5.0% and 2.3% respectively.

The Group ended the quarter with 72,458 broadband subscribers, registering a year-on-year and quarter-on-quarter growth of 8% and 3% respectively; wherein the growth is more evident in the broadband corporate segment.

The following table summarizes the broadband customers by geography:

** Results of India operations are equity accounted for.

2.1.3 Dial-up Access

Dial-up access revenue for the year was S$29.2 million (US$17.6 million), accounting for 17.2% of total revenues down from 22.8% a year ago at S$38.7 million (US$23.3 million). Dial up revenues for the year dropped by 24.4% or S$9.5 million (US$5.7 million). Dial-up revenues following a consistent downward trend reflects the continuing strategic shift from volume-based consumer business to higher margin corporate business.

For the quarter, revenue was S$6.3 million (US$3.8 million), registering a year-on-year and quarter-on-quarter decline of 26.3% and 12.0% respectively.

The Group ended the quarter with 278,513 dial-up subscribers, registering a year-on-year and quarter-on-quarter decline of 28% and 10% respectively; wherein the churn is more evident in the dial-up consumer segment. Moreover, the Group's more Internet savvy dial-up customers continued to migrate to higher speed access i.e. broadband.

The following table summarizes the dial up customers by geography:

** Results of India and Thailand operations are equity accounted for.

Substantial increase in the corporate broadband subscribers during the period was witnessed in Australia. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings such as leased lines, and together with the increasing popularity of high-speed bandwidth multimedia applications, the Group expects demand for broadband services to continue on its upward trend.

2.1.4 Leased Line Access

Leased line services are dedicated high-speed connectivity internet services provided to corporate customers and include a wide array of Internet options that are customized solutions are per customers' requirements.

Leased line access revenue for the year was S$22.0 million (US$13.2 million), representing growth of 4.5%, compared to last year. For the quarter, revenue was S$5.9 million (US$3.6 million), registering a year-on-year and quarter-on-quarter growth of 14.6% and 8.9% respectively.

In terms of revenue mix, leased line revenue has a healthy contribution of 12.9% of the Group's revenue for the year.

The Group ended the quarter with 1,789 leased line subscribers, registering a year-on-year and quarter-on-quarter growth of 12% and 2% respectively.

The following table summarizes the leased line customers by geography:

** Results of India and Thailand operations are equity accounted for.

2.1.5 Commission revenue and other revenues

Commission revenue relates primarily to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent , in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this year, Safe2Travel earned total commission revenue of S$6.1 million (US$3.7 million). Commission revenue for the year witnessed a decrease of 6.3% as compared to last year.

Although the commission revenue is recorded net, Safe2Travel's accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of December 31, 2005, Safe2Travel's accounts receivable and accounts payable were S$11.1 million (US$6.7 million) and S$3.9 million (US$2.3 million) respectively.

Commission revenue for the fourth quarter was S$1.2 million (US$0.7 million), representing a year-on-year and quarter-on-quarter decline of 29.0% and 27.5% respectively.

2.1.6 Other revenues

Other revenues include interconnect revenue, e-services revenue, online gaming revenue, network services and system integration revenues.

Other revenues for the year was at S$3.1 million (US$1.8 million), representing decline of 38.8%, compared to last year.

Other revenue for the fourth quarter was S$ 0.5 million (US$0.3 million), representing a year-on-year and quarter-on-quarter decline of 70.8% and 9.1% respectively.

2.2 Operating Costs and Expenses

2.2.1 Cost of Sales

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group's modem pool.

Compared to last year, cost of sales for the year at S$80.3 million (US$48.3 million) increased by 5.3% and gross margin for the year declined from 55.1% to 52.9%.

Cost of sales for the fourth quarter was S$22.7 million (US$13.6 million), representing a year-on-year and quarter-on-quarter increase of 16.2% and 17.2% respectively.

Gross margin for the quarter at 50.1% dropped from 54.1%, as compared to corresponding quarter last year. Gross margin for the quarter ended September 2005 was 53.3%.

This was mainly due to change in sales mix as a result of the Group's more Internet savvy dial-up customers continue to migrate to higher-speed access i.e. broadband which gives a lower margin. Moreover, the acquisition of T3 saw a large increase in value added services revenue, in particular voice revenue but lower gross profit margin. This has also contributed to the decline in gross margin during the period.

2.2.2 Staff Costs

Staff costs (inclusive of stock-based compensation costs) for the year was S$50.2 million (US$30.2 million), an increase of 0.3%, compared to last year.

Staff costs before stock-based compensation costs for the year was S$50.3 million (US$30.3 million).

Staff costs for the quarter was S$13.6 million (US$8.2 million), representing an increase by S$1.7 million (US$1.0 million) or 14.4% when compared to the same quarter last year. Quarter-on-quarter, it increased by S$1.1 million (US$0.7 million) or 8.7%.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock-based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Share Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 ("EITF 00-23 Issue 31"). As of December 31, 2005, there are 1,125 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was a reversal of S$1,700 (US$1,000) compared to a charge of S$31,000 (US$19,000) in the same quarter last year and a charge of S$3,000 (US$2,000) for the last quarter.

The Group for the year has recognized S$0.1 million (US$0.06 million) compared to last year S$0.8 million (US$0.5 million).

The stock-based compensation cost recognized by the Group for the quarter was a reversal of S$24,000 (US$15,000). The corresponding cost was a charge of S$60,000 (US$36,000) for the last quarter and a reversal of S$57,000 (US$35,000) for the same quarter last year.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues were 30.0%, 30.3% and 27.8% for this quarter, last quarter and same quarter last year respectively. Revenue per employee for the fourth quarter was S$46,000 (US$27,000) and for the year was S$176,000 (US$ 106,000).

2.2.3 Sales and Marketing Expenses

Sales and marketing expenses for the year and quarter was S$4.9 million (US$2.9 million) and S$0.5 million (US$0.3 million) respectively.

Sales and marketing expenses witnessed a decrease of 11.2% over the last year. For the quarter, the expenses decreased by 51% as compared to the corresponding quarter last year. Quarter-on-quarter, they showed a decrease of 33.3%. This is in alignment with the focus on the corporate business segment, which requires relatively lower advertising and promotional expenses

2.2.4 Other General and Administrative Expenses

Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees.

Other General and Administrative expenses for the year and quarter were S$15.3 million (US$9.2 million) and S$3.4 million (US$2.0 million) respectively. These expenses witnessed a decrease of 1.3% over the last year.

For the quarter, the expenses decreased by 11.6% as compared to the corresponding quarter last year. Quarter-on-quarter, they showed a decrease of 20.0%. This variance is due to termination of certain third party professional and consultancy services during the period.

2.2.5 Depreciation and Amortization

Depreciation and amortization for the year was S$8.1 million (US$4.9 million), a year-on-year decline of 9.0%. The reduction is mainly due to lower depreciation charges due to more fully depreciated assets.

Depreciation and amortization for the fourth quarter and for the corresponding quarter last year, were at at S$2.2 million (US$1.30 million) and S$2.1 million (US$1.27 million). However, it increased by 11.2%, when compared to last quarter.

2.2.6 Allowance for Doubtful Accounts Receivables

For the year ended December 31, 2005, allowance for doubtful accounts receivables was at S$1.5 million (US$0.9 million), which rather reduced by 1.2%, which was a result of more effective credit management.

2.2.7 Other income / (expenses)

Other income/(expenses) comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain in foreign exchange revaluation, interest income earned and others.

Other income for the year was S$3.0 million (US$1.8 million), a year-on-year increase of S$2.5 million (US$1.5 million). The reasons of increase in "other income" are increase in profit from associates company and interest income.

Quarter-on-quarter, other income increased by S$1.2 million (US$0.7 million).

2.3 Net Income

The Group's full year net income was S$10.8 million (US$6.5 million), a year-on-year increase of 6.8% or S$0.7 million (US$0.4 million). This remained stable over last year, despite a drop in overall margin over the same period from 55.1% to 52.9%.

Net Profit for the fourth quarter was S$4.3 million (US$2.6 million), representing a year-on-year and quarter-on-quarter increase of 23.2% and 103.5% respectively. Strong quarterly performance was primarily due to more efficient streamlining of cost centre allocation & management and significant improvement in the other income.

2.4 Liquidity and Capital Resources

As of December 31,2005, the Group held cash and bank balances of S$59.6 million (US$ 35.8 million). Total cash generated for the year was S$1.6 million (US$1.0 million).

For the year ended December 31,2005,operating activities generated cash of S$17.5 million (US$10.5 million). This was offset by the outflow of S$16.0 million (US$9.6 million) in investing activities, which were mainly on account of acquisition of fixed assets and intangible assets. Cash provided by financing activities amounted to S$0.09 million (US$0.05 million).

3. Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

3.1 Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements ("SAB 104"), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet's revenue arrangements commencing on or after June 15, 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

3.2 Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.

3.3 Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

3.4 Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

3.5 Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

3.6 Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

4. Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on July 14, 2004. On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing. On August 31, 2005, the Court resolved the open issues and entered an order of preliminary approval of the Settlement and set deadlines for mailing of the class notice, publication of the advertisements in various U.S. newspapers and for the class members to exclude themselves from the settlement and to file objections or comments on the settlement. The final fairness hearing for approval of the Settlement has been scheduled for April 24, 2006. Despite the preliminary approval, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of December 31, 2005 With Comparative Amounts from December 31, 2004

	31-Dec-04	31-Dec-05	31-Dec-05
	S$'000	S$'000	US$'000

Cash and bank balances	57,964	59,572	35,826
Accounts receivable - net	25,174	28,119	16,910
Other receivables	8,532	9,067	5,453
Inventories	341	377	227

Total current assets	92,011	97,135	58,416

Investments	34	392	236
Fixed assets and website development costs- net	17,860	18,040	10,849
Goodwill and intangible assets - net	28,767	36,402	21,892
Other non-current assets	5,752	9,772	5,877

Total non-current assets	52,413	64,606	38,854

TOTAL ASSETS	144,424	161,741	97,270

Bank borrowings	2,526	2,460	1,479
Accounts payable	9,858	11,226	6,751
Other payables	37,393	42,184	25,369
Current portion of capital lease obligations	470	317	191

Total current liabilities	50,247	56,187	33,790

Capital lease obligations, less current portion	524	297	179
Other non-current and deferred liabilities	1,554	1,765	1,061

Total non-current liabilities	2,078	2,062	1,240

Minority interest	1,480	1,820	1,095

Shareholders' equity
Ordinary shares, S$2 par value	26,588	26,824	16,132
Additional paid-in capital and deferred compensation	97,566	97,939	58,900
Accumulated deficit and other comprehensive income	(33,535)	(23,091)	(13,887)

Total shareholders' equity	90,619	101,672	61,145

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	144,424	161,741	97,270

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Year Ended Dec, 31

	Sep 30, 2005	Dec 31, 2004	Dec 31, 2005	2004	2005
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	7,140	8,527	6,281	38,708	29,247
Broadband access	21,215	20,682	21,707	80,104	84,646
Leased line access	5,433	5,160	5,915	21,038	21,978
Value added services	5,408	4,662	9,814	18,364	25,361
Commission revenues	1,700	1,734	1,232	6,537	6,122
Other revenues	581	1,811	528	5,008	3,063

Total net revenues	41,477	42,576	45,477	169,759	170,417

Operating costs and expenses
Cost of sales	19,349	19,524	22,682	76,243	80,263
Staff costs	12,522	11,893	13,607	50,016	50,170
Sales & marketing	811	1,105	541	5,467	4,855
Other general & administrative	4,217	3,816	3,373	15,515	15,311
Depreciation & amortization	1,950	2,117	2,169	8,899	8,100
Allowance for doubtful accounts receivable	401	230	326	1,506	1,488

Total operating expenses	39,250	38,685	42,698	157,646	160,187

Operating income	2,227	3,891	2,779	12,113	10,230

Other income (expenses)
Net interest income	247	142	375	286	1,012
Net gain (loss) on foreign currency	33	(145)	(288)	(425)	(66)
Gain (Loss) on disposal of fixed assets	(8)	(9)	11	(26)	(53)
Equity in gain of unconsolidated affiliates	100	168	397	306	669
Others	153	167	1,228	373	1,457

Total other income	525	323	1,723	514	3,019

Income before income taxes and minority interest	2,752	4,214	4,502	12,627	13,249
Provision for income taxes	(544)	(698)	(4)	(3,143)	(2,083)

	2,208	3,516	4,498	9,484	11,166

Minority interest in gain of consolidated subsidiaries	(103)	(39)	(209)	(97)	(342)

Income before extraordinary item	2,105	3,477	4,289	9,387	10,824
Cumulative effect adj - net of tax	-	-	(4)	-	(4)
Extraordinary item	-	-	-	743	-

Net income	2,105	3,477	4,285	10,130	10,820

Net income from continuing operations per share - basic	$0.1576	$0.2617	$0.3196	$0.7091	$0.8111

Net income per share - basic	$0.1576	$0.2617	$0.3196	$0.7652	$0.8111

Net income from continuing operations per share - diluted [1]	$0.1570	$0.2617	$0.3191	$0.6990	$0.8083

Net income per share - diluted [1]	$0.1570	$0.2617	$0.3191	$0.7543	$0.8083

Weighted average number of shares outstanding - basic	13,358,486	13,285,453	13,406,065	13,238,793	13,339,896

Weighted average number of shares outstanding - diluted [1]	13,406,045	13,285,453	13,425,525	13,429,615	13,384,706

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Year Ended Dec, 31

	Sep 30, 2005	Dec 31, 2004	Dec 31, 2005	2004	2005
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	4,294	5,128	3,777	23,279	17,589
Broadband access	12,759	12,438	13,054	48,174	50,906
Leased line access	3,267	3,103	3,557	12,652	13,217
Value added services	3,252	2,804	5,902	11,044	15,252
Commission revenues	1,022	1,043	741	3,931	3,682
Other revenues	349	1,089	318	3,012	1,842

Total net revenues	24,943	25,605	27,349	102,092	102,488

Operating costs and expenses
Cost of sales	11,636	11,742	13,641	45,852	48,270
Staff costs	7,531	7,152	8,183	30,079	30,172
Sales & marketing	488	665	325	3,288	2,920
Other general & administrative	2,536	2,295	2,029	9,331	9,208
Depreciation & amortization	1,173	1,273	1,304	5,352	4,871
Allowance for doubtful accounts receivable	241	138	196	906	895

Total operating expenses	23,605	23,265	25,678	94,808	96,336

Operating income	1,338	2,340	1,671	7,284	6,152

Other income (expenses)
Net interest income	149	85	226	172	609
Net gain (loss) on foreign currency	20	(87)	(173)	(256)	(40)
Gain (Loss) on disposal of fixed assets	(5)	(5)	7	(16)	(32)
Equity in gain of unconsolidated affiliates	60	101	239	184	402
Others	92	100	739	224	876

Total other income	316	194	1,038	308	1,815

Income before income taxes and minority interest	1,654	2,534	2,709	7,592	7,967
Provision for income taxes	(327)	(420)	(2)	(1,890)	(1,253)

	1,327	2,114	2,707	5,702	6,714

Minority interest in gain of consolidated subsidiaries	(62)	(23)	(126)	(58)	(206)

Income before extraordinary item	1,265	2,091	2,581	5,644	6,508
Cumulative effect adj - net of tax	-	-	(2)	-	(2)
Extraordinary item	-	-	-	447	-

Net income	1,265	2,091	2,579	6,091	6,506

Net income from continuing operations per share - basic	$0.0948	$0.1574	$0.1922	$0.4264	$0.4878

Net income per share - basic	$0.0948	$0.1574	$0.1922	$0.4602	$0.4878

Net income from continuing operations per share - diluted [1]	$0.0944	$0.1574	$0.1919	$0.4204	$0.4861

Net income per share - diluted [1]	$0.0944	$0.1574	$0.1919	$0.4536	$0.4861

Weighted average number of shares outstanding - basic	13,358,486	13,285,453	13,406,065	13,238,793	13,339,896

Weighted average number of shares outstanding - diluted [1]	13,406,045	13,285,453	13,425,525	13,429,615	13,384,706

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Dec 31, 2005, which was S$1.6628 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Year Ended December 31, 2005 With Comparative Amounts from December 31, 2004

	Year ended December 31,

	2004	2005	2005
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	10,130	10,820	6,506
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	8,899	8,100	4,871
Loss on disposal of fixed assets	26	53	32
Fixed assets written off	21	4	2
Allowance for doubtful accounts receivable	1,506	1,488	895
Minority interest	97	342	206
Deferred income tax (benefit) provision	(123)	(292)	(176)
Amortization of deferred compensation	842	(46)	(28)
Equity in gain of unconsolidated affiliates	(306)	(669)	(402)
Extraordinary item	(743)	-	-
Changes in non-cash working capital items:
Accounts receivable	189	(4,434)	(2,666)
Prepaid expenses and other assets	820	(4,123)	(2,479)
Inventories	(1)	(36)	(21)
Accounts payable	(3,642)	1,368	823
Other payables / receivables	5,695	4,906	2,950

Cash provided by operating activities	23,410	17,481	10,513

INVESTING ACTIVITIES
Acquisition of fixed assets	(8,031)	(7,674)	(4,615)
Proceeds from sale of fixed assets	282	12	7
Purchase of intangible assets	(156)	(4,240)	(2,550)
Purchase of subsidiary	-	(4,063)	(2,443)
Investment in affiliates	-	-	-
Acquisition of minority interests	(300)	-	-
Loan to affiliates	-	-	-

Cash used in investing activities	(8,205)	(15,965)	(9,601)

FINANCING ACTIVITIES
Bank repayments	(118)	(66)	(40)
Capital lease obligations	(465)	(502)	(302)
Proceeds from issuance of ordinary shares	1,618	656	395

Cash provided by financing activities	1,035	88	53

Increase in cash and bank balances	16,240	1,604	965

Cash and bank balances at beginning of period	41,905	57,964	34,859

Effect of exchange rate changes on cash and bank balances	(181)	4	2

Cash and bank balances at end of period	57,964	59,572	35,826

NOTE : Cash and Bank balances comprise of :
Cash and cash equivalents	57,964	58,421	35,134
Fixed deposit with maturity more than 90days	-	1,151	692

	57,964	59,572	35,826